# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: nCino, Inc., CIK 0001902733
CUSIP: 63947X101
Title of class of securities: Common Stock, $0.0005 Par Value Per Share
Address of issuer's principal executive offices: 6770 Parker Farm Drive, Wilmington, North Carolina (NC), 28405
Date of event which requires filing of this statement: 12/18/2024
Amends the filing with accession number 0000899140-22-000084
Filed by CIK 0001710959
Persons authorized to receive notices and communications: Andrew Prodromos, Insight Partners, 1114 Avenue of the Americas, 36th Floor, New York, New York (NY), 10036, 212-230-9200

## Reporting persons
- Insight Venture Partners X, L.P. (CIK 0001710959): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 455,952; sole dispositive power 0; shared dispositive power 455,952; aggregate amount beneficially owned 455,952 (0.4% of the class)
  Comment: See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Venture Partners (Cayman) X, L.P. (CIK 0001710860): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 373,889; sole dispositive power 0; shared dispositive power 373,889; aggregate amount beneficially owned 373,889 (0.3% of the class)
  Comment: See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Venture Partners (Delaware) X, L.P. (CIK 0001710835): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 72,326; sole dispositive power 0; shared dispositive power 72,326; aggregate amount beneficially owned 72,326 (0.1% of the class)
  Comment: See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Venture Partners X (Co-Investors), L.P. (CIK 0001519801): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 10,849; sole dispositive power 0; shared dispositive power 10,849; aggregate amount beneficially owned 10,849 (0% of the class)
  Comment: See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight SN Holdings, LLC (CIK 0001903190): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 190,760; sole dispositive power 0; shared dispositive power 190,760; aggregate amount beneficially owned 190,760 (0.2% of the class)
  Comment: See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight SN Holdings 2, LLC (CIK 0001903196): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 276,041; sole dispositive power 0; shared dispositive power 276,041; aggregate amount beneficially owned 276,041 (0.2% of the class)
  Comment: See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Venture Partners IX, L.P. (CIK 0001629398): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,189,819; sole dispositive power 0; shared dispositive power 1,189,819; aggregate amount beneficially owned 1,189,819 (1% of the class)
  Comment: See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Venture Partners (Cayman) IX, L.P. (CIK 0001629399): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 591,195; sole dispositive power 0; shared dispositive power 591,195; aggregate amount beneficially owned 591,195 (0.5% of the class)
  Comment: See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Venture Partners (Delaware) IX, L.P. (CIK 0001629396): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 126,062; sole dispositive power 0; shared dispositive power 126,062; aggregate amount beneficially owned 126,062 (0.1% of the class)
  Comment: See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Venture Partners IX (Co-Investors), L.P. (CIK 0001629402): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 23,752; sole dispositive power 0; shared dispositive power 23,752; aggregate amount beneficially owned 23,752 (0% of the class)
  Comment: See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P. (CIK 0001641225): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 483,531; sole dispositive power 0; shared dispositive power 483,531; aggregate amount beneficially owned 483,531 (0.4% of the class)
  Comment: See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P. (CIK 0001641177): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 388,730; sole dispositive power 0; shared dispositive power 388,730; aggregate amount beneficially owned 388,730 (0.3% of the class)
  Comment: See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P. (CIK 0001641159): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 357,437; sole dispositive power 0; shared dispositive power 357,437; aggregate amount beneficially owned 357,437 (0.3% of the class)
  Comment: See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P. (CIK 0001641176): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 439,925; sole dispositive power 0; shared dispositive power 439,925; aggregate amount beneficially owned 439,925 (0.4% of the class)
  Comment: See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Venture Associates X, L.P. (CIK 0001844845): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 913,016; sole dispositive power 0; shared dispositive power 913,016; aggregate amount beneficially owned 913,016 (0.8% of the class)
  Comment: See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Venture Associates X, Ltd. (CIK 0001803240): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 913,016; sole dispositive power 0; shared dispositive power 913,016; aggregate amount beneficially owned 913,016 (0.8% of the class)
  Comment: See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Venture Associates IX, L.P. (CIK 0001745334): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,930,828; sole dispositive power 0; shared dispositive power 1,930,828; aggregate amount beneficially owned 1,930,828 (1.7% of the class)
  Comment: See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Venture Associates IX, Ltd. (CIK 0001745335): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,930,828; sole dispositive power 0; shared dispositive power 1,930,828; aggregate amount beneficially owned 1,930,828 (1.7% of the class)
  Comment: See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Venture Associates Growth-Buyout Coinvestment, L.P. (CIK 0001745337): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,669,623; sole dispositive power 0; shared dispositive power 1,669,623; aggregate amount beneficially owned 1,669,623 (1.4% of the class)
  Comment: See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Venture Associates Growth-Buyout Coinvestment Ltd. (CIK 0001745336): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,669,623; sole dispositive power 0; shared dispositive power 1,669,623; aggregate amount beneficially owned 1,669,623 (1.4% of the class)
  Comment: See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Holdings Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,513,467; sole dispositive power 0; shared dispositive power 4,513,467; aggregate amount beneficially owned 4,513,467 (3.9% of the class)
  Comment: See Item 5 for further information regarding Rows 8, 10, 11 and 13.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0005 Par Value Per Share
Name of issuer: nCino, Inc.
Address of issuer's principal executive offices: 6770 Parker Farm Drive, Wilmington, North Carolina (NC), 28405
Comment: This Amendment No. 13 to Schedule 13D (this "Amendment No. 13") is being filed on behalf of the Reporting Persons (as defined below) with respect to the shares of Common Stock, par value $0.0005 per share (the "Common Stock"), of nCino, Inc., a Delaware corporation (the "Issuer"), to amend the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on January 18, 2022 (the "Schedule 13D"), as previously amended on September 1, 2023, April 3, 2024, April 9, 2024, June 14, 2024, June 26, 2024, July 15, 2024, July 24, 2024, July 30, 2024, August 16, 2024, October 18, 2024, December 12, 2024 and December 20, 2024 on behalf of the following persons (each, a "Reporting Person", and collectively, the "Reporting Persons"): (i) Insight Venture Partners X, L.P., a Cayman Islands exempted limited partnership ("IVP X"); (ii) Insight Venture Partners (Cayman) X, L.P., a Cayman Islands exempted limited partnership ("IVP Cayman X"); (iii) Insight Venture Partners (Delaware) X, L.P., a Delaware limited partnership ("IVP Delaware X"); (iv) Insight Venture Partners X (Co-Investors), L.P., a Cayman Islands exempted limited partnership ("IVP Co-Investors X" and, together with IVP X, IVP Cayman X and IVP Delaware X, the "IVP X Funds"); (v) Insight SN Holdings, LLC, a Delaware limited liability company ("IVP X HoldCo 1"); (vi) Insight SN Holdings 2, LLC, a Delaware limited liability company ("IVP X HoldCo 2" and, together with IVP X HoldCo 1, the "IVP X HoldCos"); (vii) Insight Venture Partners IX, L.P., a Cayman Islands exempted limited partnership ("IVP IX"), (viii) Insight Venture Partners (Cayman) IX, L.P., a Cayman Islands exempted limited partnership ("IVP Cayman IX"), (ix) Insight Venture Partners (Delaware) IX, L.P., a Delaware limited partnership ("IVP Delaware IX"), (x) Insight Venture Partners IX (Co-Investors), L.P., a Cayman Islands exempted limited partnership ("IVP Co-Investors IX" and, together with IVP IX, IVP Cayman IX and IVP Delaware IX, the "IVP IX Funds"); (xi) Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P., a Cayman Islands exempted limited partnership ("IVP GBCF"), (xii) Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P., a Cayman Islands exempted limited partnership ("IVP Cayman GBCF"), (xiii) Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P., a Delaware limited partnership ("IVP Delaware GBCF"), (xiv) Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P., a Cayman Islands exempted limited partnership ("IVP B GBCF" and, together with IVP GBCF, IVP Cayman GBCF and IVP Delaware GBCF, the "IVP GBCF Funds"); (xv) Insight Venture Associates X, L.P., a Cayman Islands exempted limited partnership ("IVA X"); (xvi) Insight Venture Associates X, Ltd., a Cayman Islands exempted company ("IVA X Ltd"); (xvii) Insight Venture Associates IX, L.P., a Cayman Islands exempted limited partnership ("IVA IX"); (xviii) Insight Venture Associates IX, Ltd., a Cayman Islands exempted company ("IVA IX Ltd"); (xix) Insight Venture Associates Growth-Buyout Coinvestment, L.P., a Cayman Islands exempted limited partnership ("IVA GBC"); (xx) Insight Venture Associates Growth-Buyout Coinvestment Ltd., a Cayman Islands exempted company ("IVA GBC Ltd"); and (xxi) Insight Holdings Group, LLC, a Delaware limited liability company ("Holdings"). As set forth below, as a result of the transactions reported in this Amendment No. 13, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock as calculated herein as of December 18, 2024. The filing of this Amendment No. 13 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons. This Amendment No. 13 is being filed to reflect changes in the number of shares of Common Stock beneficially owned by the Reporting Persons and is being filed to amend Items 3, 4 and 5 and Schedule I of the Schedule 13D as follows:

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is amended to add the following:

On December 12, 2024, the Reporting Persons sold 711,000 shares of Common Stock at a weighted average price per share of $36.65. These shares were sold in multiple transactions at prices ranging from $36.500 to $37.175, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price.

On December 13, 2024, the Reporting Persons sold 20,703 shares of Common Stock at a weighted average price per share of $36.63. These shares were sold in multiple transactions at prices ranging from $36.550 to $36.645, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price.

On December 16, 2024, the Reporting Persons sold 70,673 shares of Common Stock at a weighted average price per share of $36.11. These shares were sold in multiple transactions at prices ranging from $36.000 to $36.300, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price.

On December 18, 2024, the Reporting Persons sold 4,474,158 shares of Common Stock at a weighted average price per share of $35.75. These shares were sold in multiple transactions at prices ranging from $35.750 to $36.260, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended to add the following:

The information contained in Item 3 of this Amendment No. 13 is incorporated herein by reference, as applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is amended as follows: The responses of the Reporting Persons on the cover pages hereof are incorporated herein by reference. As of this Amendment No. 13, the Reporting Persons beneficially own an aggregate of 9,790,001 shares of Common Stock, which represent approximately 8.5% of the Common Stock outstanding. The percentage of the Common Stock beneficially owned by each Reporting Person as reported herein (including on the cover pages hereof) is calculated based on 115,793,932 shares of Common Stock outstanding as of November 29, 2024, as set forth in the Issuer's quarterly report for the quarterly period ended October 31, 2024, as filed with the SEC on December 4, 2024 (the "10-Q").

Each of Holdings, IVA X Ltd, IVA IX Ltd, IVA GBC Ltd, IVA X, IVA IX and IVA GBC expressly declare that nothing herein shall be construed as an admission that it is, for the purposes of sections 13(d) or 13(g) of the Act or for any other purpose, the beneficial owner of any securities covered hereby. IVP X expressly declares that nothing herein shall be construed as an admission that it is, for the purposes of sections 13(d) or 13(g) of the Act or for any other purpose, the beneficial owner of all of the securities owned by the IVP X HoldCos.

As of this Amendment No. 13, 255,130 shares of Common Stock (includes 5,874 restricted stock units) are beneficially owned by Jeffrey Horing, a Scheduled Person, and to the Reporting Persons' knowledge, no shares of Common Stock were beneficially owned by any other Scheduled Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is amended as follows: The responses of the Reporting Persons on the cover pages hereof are incorporated herein by reference. As of this Amendment No. 13, the Reporting Persons beneficially own an aggregate of 9,790,001 shares of Common Stock, which represent approximately 8.5% of the Common Stock outstanding. The percentage of the Common Stock beneficially owned by each Reporting Person as reported herein (including on the cover pages hereof) is calculated based on 115,793,932 shares of Common Stock outstanding as of November 29, 2024, as set forth in the 10-Q.

Each of Holdings, IVA X Ltd, IVA IX Ltd, IVA GBC Ltd, IVA X, IVA IX and IVA GBC expressly declare that nothing herein shall be construed as an admission that it is, for the purposes of sections 13(d) or 13(g) of the Act or for any other purpose, the beneficial owner of any securities covered hereby. IVP X expressly declares that nothing herein shall be construed as an admission that it is, for the purposes of sections 13(d) or 13(g) of the Act or for any other purpose, the beneficial owner of all of the securities owned by the IVP X HoldCos.

As of this Amendment No. 13, 255,130 shares of Common Stock (includes 5,874 restricted stock units) are beneficially owned by Jeffrey Horing, a Scheduled Person, and to the Reporting Persons' knowledge, no shares of Common Stock were beneficially owned by any other Scheduled Person.
Transactions in the class effected during the past sixty days: Item 5(c) of the Schedule 13D is amended as follows: The information contained in Item 3 of this Amendment No. 13 is incorporated herein by reference, as applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Item 5(e) of the Schedule 13D is amended as follows: As a result of the transactions reported in this Amendment No. 13, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock as calculated herein as of December 18, 2024. The filing of this Amendment No. 13 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 7.1 - Joint Filing Agreement, dated as of January 18, 2022, by and among the Reporting Persons (incorporated by reference to Exhibit 7.1 to the Schedule 13D filed on behalf of the Reporting Persons with the SEC on January 18, 2022).

Schedule I is amended to remove Blair Flicker as a Scheduled Person (as defined in the Schedule 13D).

## Signatures
- Insight Venture Partners X, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (12/20/2024)
- Insight Venture Partners (Cayman) X, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (12/20/2024)
- Insight Venture Partners (Delaware) X, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (12/20/2024)
- Insight Venture Partners X (Co-Investors), L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (12/20/2024)
- Insight SN Holdings, LLC: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (12/20/2024)
- Insight SN Holdings 2, LLC: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (12/20/2024)
- Insight Venture Partners IX, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (12/20/2024)
- Insight Venture Partners (Cayman) IX, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (12/20/2024)
- Insight Venture Partners (Delaware) IX, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (12/20/2024)
- Insight Venture Partners IX (Co-Investors), L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (12/20/2024)
- Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (12/20/2024)
- Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (12/20/2024)
- Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (12/20/2024)
- Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (12/20/2024)
- Insight Venture Associates X, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (12/20/2024)
- Insight Venture Associates X, Ltd.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (12/20/2024)
- Insight Venture Associates IX, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (12/20/2024)
- Insight Venture Associates IX, Ltd.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (12/20/2024)
- Insight Venture Associates Growth-Buyout Coinvestment, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (12/20/2024)
- Insight Venture Associates Growth-Buyout Coinvestment Ltd.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (12/20/2024)
- Insight Holdings Group, LLC: /s/ Andrew Prodromos, Andrew Prodromos/Attorney-in-Fact (12/20/2024)
Comment: INSIGHT VENTURE PARTNERS X, L.P.
By: Insight Venture Associates X, L.P., its general partner
By: Insight Venture Associates X, Ltd., its general partner

INSIGHT VENTURE PARTNERS (CAYMAN) X, L.P.
By: Insight Venture Associates X, L.P., its general partner
By: Insight Venture Associates X, Ltd., its general partner

INSIGHT VENTURE PARTNERS (DELAWARE) X, L.P.
By: Insight Venture Associates X, L.P., its general partner
By: Insight Venture Associates X, Ltd., its general partner

INSIGHT VENTURE PARTNERS X (CO-INVESTORS), L.P.
By: Insight Venture Associates X, L.P., its general partner
By: Insight Venture Associates X, Ltd., its general partner

INSIGHT VENTURE PARTNERS IX, L.P.
By: Insight Venture Associates IX, L.P., its general partner
By: Insight Venture Associates IX, Ltd., its general partner

INSIGHT VENTURE PARTNERS (CAYMAN) IX, L.P.
By: Insight Venture Associates IX, L.P., its general partner
By: Insight Venture Associates IX, Ltd., its general partner

INSIGHT VENTURE PARTNERS (DELAWARE) IX, L.P.
By: Insight Venture Associates IX, L.P., its general partner
By: Insight Venture Associates IX, Ltd., its general partner

INSIGHT VENTURE PARTNERS IX (CO-INVESTORS), L.P.
By: Insight Venture Associates IX, L.P., its general partner
By: Insight Venture Associates IX, Ltd., its general partner

INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND, L.P.
By: Insight Venture Associates Growth-Buyout Coinvestment, L.P., its general partner
By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd., its general partner

INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (CAYMAN), L.P.
By: Insight Venture Associates Growth-Buyout Coinvestment, L.P., its general partner
By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd., its general partner

INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (DELAWARE), L.P.
By: Insight Venture Associates Growth-Buyout Coinvestment, L.P., its general partner
By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd., its general partner

INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (B), L.P.
By: Insight Venture Associates Growth-Buyout Coinvestment, L.P., its general partner
By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd., its general partner

INSIGHT VENTURE ASSOCIATES X, L.P.
By: Insight Venture Associates X, Ltd., its general partner

INSIGHT VENTURE ASSOCIATES IX, L.P.
By: Insight Venture Associates IX, Ltd., its general partner

INSIGHT VENTURE ASSOCIATES GROWTH-BUYOUT COINVESTMENT, L.P.
By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd., its general partner